SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2018 1Q Business Report

2.	Exhibit 99.1 Woori Bank Review Report for 2018 1Q (Consolidated)

3.	Exhibit 99.2 Woori Bank Review Report for 2018 1Q (Separate)

Summary of

2018 First Quarter Business Report

VII.	DIRECTORS AND EMPLOYEE INFORMATION		28

	1.	Directors	28

	2.	Employee Status	29

	3.	Directors’ Compensation	29

VIII.	RELATED PARTY TRANSACTIONS		29

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1) Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The Korea Deposit Insurance Corporation (the “KDIC”) announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014 Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee

Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank

(Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

September 21, 2016	Successfully issued $500 million foreign currency denominated contingent convertible bonds, the first in the form of perpetual bonds in Korea.

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Selected as 2016 Top Bank of Korea by British magazine “The Bankers”

December 27, 2016	Achievement of an overseas network comprising 250 branches

December 28, 2016	The number of users of WiBee platforms, WiBee Talk and WiBee Members, exceeds 3 million

January 5, 2017	The first Korean bank to launch ‘One-touch Notice’ in foreign languages

January 12, 2017	Selected as the 2016 Best Korean Wealth Management Provider by British magazine “World Finance”

February 5, 2017	The first Korean bank to Open office in Katowice, Poland

March 22, 2017	The first Korean bank to launch Korean film investment fund ‘Woori Bank-Company K Korean film investment fund’

March 28, 2017	Launched SORi, the first voice recognition AI banking service in Korea

June 8, 2017	Awarded “Best Transaction Bank” and “Top Bank in Money Management” by Asian Banker

June 21, 2017	Launched overseas remittance service with an Indonesian telecommunications company, the first in the Korean financial sector

June 28, 2017	Received a Presidential Citation for “social enterprise fosterage” from the Ministry of Employment and Labor, the sole recipient from the Korean financial sector.

July 12, 2017	Joint declaration to create jobs by management and labor force for the first time in the Korean financial sector

September 8, 2017	Woori Bank Vietnam launched a local credit card in collaboration with Woori Card

October 16, 2017	Selected by National Pension Fund as main transaction bank

November 30, 2017	Awarded ‘2017 Asia-Pacific Bank of the Year’ by Bankers

December 22, 2017	Inaugurated the 51st President of the Bank, Tae-Seung Sohn

December 26, 2017	Exceeded 300 global networks

January 15, 2018	Opened sub-branch in Incheon International Airport Passenger Terminal 2

February 1, 2018	Launched real-estate comprehensive information platform, ‘WiBee Homes’

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of March 31, 2018
Type	Name of Company	Controlling Company
Company	Woori Bank	—
First Tier Subsidiaries (18 companies)	Woori Card (equity ownership 100.0%)	Woori Bank
Woori Investment Bank (equity ownership 59.83%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)
Woori America Bank (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0%—1 share)
Woori Bank China Limited (equity ownership 100.0%)
Woori Bank Brasil (equity ownership 100.0%—1 share)
Woori Finance Cambodia (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Bank Philippines (equity ownership 51%)
Woori Bank Vietnam (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Second Tier Subsidiaries (1 company)	TUTU Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of March 31, 2018						(units: Won, shares)
Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

3.	Total Number of Authorized Shares

As of March 31, 2018		(unit: shares)
Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

4.	Voting Rights

As of December 31, 2017		(unit: shares)
Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	17,454,546	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	655,816,680	—
	Preferred Shares	—	—

Note 1) The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank – 3. Total Number of Authorized Shares.”

Note 2) Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank.

5.	Dividend Information

Items		2018 1Q	2017	2016
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		589,736	1,512,148	1,261,266
Earnings per share (Won)		820	1,999	1,567
Total cash dividends (Millions of Won)		—	403,963	269,308
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	26.71	21.35
Cash dividend yield (%)	Common Shares	—	3.70	3.01
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	600	400
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2017 figures include interim dividends

II.	Business Overview

1.	Results of Operations

As of March 31, 2018	(unit: 100 millions of Won)
Type	1Q 2018	1Q 2017	2017	2016
Operating income	8,213	8,797	21,567	15,742
Non-operating income	204	602	1,679	1,690
Non-operating expenses	356	1,113	3,751	1,898
Ordinary profits	8,060	8,286	19,495	15,534
Income from continuing operations before income tax	8,060	8,286	19,495	15,534
Income tax expense from continuing operations	2,115	1,859	4,194	2,759
Income from discontinued operations	—	—	—	—
Net income	5,945	6,427	15,301	12,775

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

	As of March 31, 2018	(unit: millions of Won)
	Type	1Q 2018	2017	2016
Deposits received in local currency	Demand deposits	8,899,752	9,349,070	9,491,680
	Fixed deposits	198,006,845	194,289,437	183,723,169
	Mutual funds	33,213	34,055	37,128
	Subtotal	206,939,810	203,672,562	193,251,977
	Deposits received in foreign currencies	23,285,837	23,682,755	21,452,943
	CDs	4,227,241	4,399,817	3,808,856
	Money trusts	1,398,092	1,401,841	1,360,176
	Other deposits received	1,646,160	1,538,110	1,146,459
	Total	237,497,139	234,695,084	221,020,411

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of March 31, 2018	(unit: millions of Won)
Type	1Q 2018	2017	2016
Loans in local currency	203,406,262	200,213,230	191,309,481
Loans in foreign currencies	16,576,486	15,664,795	17,855,868
Guarantee payments	17,126	23,620	25,197
Total	219,999,874	215,901,645	209,190,547

*	Based on K- IFRS consolidated financial statements
*	Loans in foreign currencies includes domestic banker’s letter of credit (usance)

(b)	Balances of Loans by Maturity

As of March 31, 2018			(unit: in millions of Won)
Type	1 year or under	Over 1 year ~ 3 years or under	Over 3 years ~ 5 years or under	Over 5 years	Total
Loans in local currency	100,644,496	40,885,109	9,783,606	50,178,711	201,491,922
Loans in foreign currencies	7,729,350	1,764,721	692,882	614,450	10,801,403

*	Based on K- IFRS separate financial statements

c. Guarantees

As of March 31, 2018	(unit: millions of Won)
Type	1Q 2018	2017	2016
Confirmed guarantees	6,534,000	6,875,021	8,270,187
Unconfirmed guarantees	4,408,992	4,526,593	5,101,701
Commercial paper purchase commitments and others	1,465,161	1,458,101	1,389,896

*	Based on K- IFRS consolidated financial statements

d. Trust Business

As of March 31, 2018				(unit: millions of Won)
Type	1Q 2018		2017		2016
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	33,942,047	53,739	30,131,764	139,025	26,019,180	73,814
Property trust	13,258,038	1,170	12,942,930	4,507	12,714,338	4,803
Total	47,200,085	54,909	43,074,694	143,532	38,733,518	78,617

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(unit: millions of Won, %)

Classification	Funding Source	1Q 2018			2017			2016
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	194,428,165	1.34	66.38	187,332,008	1.26	66.02	183,440,285	1.38	65.35
	Certificates of deposit	4,279,330	1.77	1.46	4,500,100	1.66	1.59	3,466,223	1.70	1.23
	Borrowings in local currency	6,293,359	1.39	2.15	6,213,903	1.32	2.19	6,709,080	1.45	2.39
	Call money in local currency	346,019	1.54	0.12	1,254,623	1.23	0.44	1,159,188	1.32	0.41
	Others	21,502,428	2.35	7.34	20,168,307	2.29	7.11	18,532,241	2.60	6.60
	Subtotal	226,849,301	1.44	77.45	219,468,941	1.37	77.34	213,307,017	1.50	75.98
Foreign currency funds	Deposits received in foreign currencies	16,192,431	0.66	5.53	14,338,927	0.51	5.05	14,838,684	0.47	5.29
	Borrowings in foreign currencies	6,312,607	1.77	2.16	7,267,096	1.38	2.56	8,595,575	0.86	3.06
	Call money in foreign currencies	459,033	1.40	0.16	980,001	1.14	0.35	1,401,294	0.70	0.50
	Debentures in foreign currencies	3,642,857	3.44	1.24	3,649,805	3.11	1.29	3,950,614	2.54	1.41
	Others	787,446	0.34	0.27	574,786	0.14	0.20	531,877	0.29	0.19
	Subtotal	27,394,374	1.29	9.35	26,810,615	1.12	9.45	29,318,044	0.87	10.44
Others	Total capital	19,937,763	—	6.81	20,134,843	—	7.10	19,617,484	—	6.99
	Provisions	426,781	—	0.15	351,750	—	0.12	412,553	—	0.15
	Others	18,290,916	—	6.24	16,993,430	—	5.99	18,070,427	—	6.44
	Subtotal	38,655,460	—	13.20	37,480,023	—	13.21	38,100,463	—	13.57
Total		292,899,134	1.24	100.00	283,759,580	1.16	100.00	280,725,524	1.23	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(unit: millions of Won, %)

Type	Funding Source	1Q 2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	33,942,047	1.84	71.69	30,131,764	1.70	69.76	26,019,180	1.52	66.98
	Borrowings	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00
	Subtotal	33,942,047	1.84	71.69	30,131,764	1.70	69.76	26,019,180	1.52	66.98
Non-cost	Property trusts	13,258,038	—	28.00	12,942,930	—	29.97	12,714,338	—	32.73
	Special reserves	39,845	—	0.08	39,082	—	0.09	38,160	—	0.10
	Other	105,540	—	0.22	76,821	—	0.18	72,810	—	0.19
	Subtotal	13,403,423	—	28.31	13,058,833	—	30.24	12,825,308	—	33.02
Total		47,345,470	—	100.00	43,190,597	—	100.00	38,844,488	—	100.00

b.	Fund Management Performance

[Bank Accounts]

	(unit: millions of Won, %)
Type	Managed Item	1Q 2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Local currency funds	Deposits in local currency	4,377,933	1.52	1.49	3,424,567	1.28	1.21	3,171,599	1.34	1.13
	Marketable securities in local currency	31,985,990	2.35	10.92	35,186,537	1.95	12.40	33,880,119	2.58	12.07
	Loans in local currency	200,354,129	3.16	68.40	194,161,817	3.05	68.42	189,079,324	3.10	67.35
	Guarantee payments	20,575	1.29	0.01	26,639	3.14	0.01	51,254	0.89	0.02
	Call loans in local currency	1,528,230	1.62	0.52	2,275,748	1.33	0.80	3,581,382	1.41	1.28
	Private placed bonds	140,369	3.28	0.05	185,092	5.94	0.07	247,292	5.19	0.09
	Credit card receivables	—	—	—	28	—	0.00	24	—	0.00
	Other	7,492,279	1.93	2.56	4,235,478	1.99	1.49	4,580,215	2.04	1.63
	Bad debt expense in local currency (-)	(1,285,265)	—	(0.44)	(1,284,188)	—	(0.45)	(1,925,177)	—	(0.69)
	Subtotal	244,614,241	2.99	83.51	238,211,718	2.85	83.95	232,666,033	2.98	82.88
Foreign currency funds	Deposits in foreign currencies	4,500,545	1.17	1.54	3,791,184	0.67	1.34	3,761,286	0.43	1.34
	Marketable securities in foreign currencies	3,355,275	1.11	1.15	2,735,707	1.07	0.96	1,752,884	1.13	0.62
	Loans in foreign currencies	10,486,595	2.76	3.58	10,790,442	2.51	3.80	13,371,873	1.95	4.76
	Call loans in foreign currencies	2,412,994	1.72	0.82	2,506,588	1.33	0.88	2,940,858	0.85	1.05
	Bills bought	7,264,614	2.46	2.48	7,417,500	1.88	2.61	7,110,164	1.53	2.53
	Other	37,143	2.42	0.01	48,472	2.50	0.02	13,829	9.72	0.00
	Bad debt expense in foreign currencies (-)	(487,932)	—	(0.17)	(332,301)	—	(0.12)	(312,211)	—	(0.11)
	Subtotal	27,569,234	2.18	9.41	26,957,590	1.85	9.50	28,638,685	1.51	10.20
Other	Cash	1,266,010	—	0.43	1,201,343	—	0.42	1,169,566	—	0.42
	Property and equipment for business purposes	2,363,450	—	0.81	2,352,466	—	0.83	2,325,893	—	0.83
	Other	17,086,200	—	5.83	15,036,463	—	5.30	15,925,347	—	5.67
	Subtotal	20,715,659	—	7.07	18,590,272	—	6.55	19,420,807	—	6.92
Total		292,899,134	2.70	100.00	283,759,580	2.57	100.00	280,725,524	2.62	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

	(Unit: millions of Won, %)
Type	Managed Item	1Q 2018			2017			2016
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	33,206	3.56	0.07	27,539	3.62	0.06	23,088	4.21	0.06
	Securities	10,693,220	3.81	22.59	8,038,329	3.25	18.61	4,701,052	1.93	12.10
	Other	24,109,403	1.56	50.92	22,962,574	1.47	53.17	22,237,766	1.63	57.25
	Reserves for bond ratings (-)	(18)	0.00	0.00	(45)	0.00	0.00	(36)	0.00	0.00
	Present value discount (-)	(13)	0.00	0.00	(72)	0.00	0.00	(215)	0.00	0.00
	Subtotal	34,835,798	2.26	73.58	31,028,325	1.93	71.84	26,961,655	1.68	69.41
Non-profit	Subtotal	12,509,672	—	26.42	12,162,272	—	28.16	11,882,833	—	30.59
Total		47,345,470	—	100.00	43,190,597	—	100.00	38,844,488	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

	(unit: 100 millions of Won, %)
Type	1Q 2018	2017	2016
Equity capital (A)	226,076	226,032	229,005
Risk weighted assets (B)	1,498,588	1,467,622	1,497,281
Capital adequacy ratio (A/B)	15.09%	15.40%	15.29%

Liquidity Ratios

(unit: %)
Type	1Q 2018	2017	2016
Liquidity coverage ratio (LCR)	102.45	102.06	109.52
Foreign currency liquidity coverage ratio(LCR) **	108.23	103.11	—
Ratio of business purpose premises and equipment ***	13.37	13.49	13.49

*	Based on K-IFRS consolidated financial statements
**	Newly introduced in 2017 (Current minimum ratio is 70% in 2018; to increase to 80% in 2019). Our foreign currency LCR was 108.31% in January 2018, 110.29% in February 2018 and 106.52% in March 2018.
***	Based on the ending balances of 1Q 2018, 2017 and 2016

b.	Asset Quality

	(unit: 100 millions of Won)
Type		1Q 2018	2017	2016
Total loans	Total	2,238,263	2,221,185	2,166,122
	Corporate	1,163,840	1,155,213	1,140,252
	Household	1,074,423	1,065,972	1,025,870
Sub-standard and below loans Sub-standard and below loan ratio	Total	17,736	18,396	21,121
		0.79%	0.83%	0.98%
	Corporate	15,118	15,826	18,237
		1.30%	1.37%	1.60%
	Household	2,619	2,570	2,884
		0.24%	0.24%	0.28%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.37%	0.34%	0.46%
		(0.47%)	(0.38%)	(0.52%)
	Based on corporate loans (after seasonal adjustment)	0.52%	0.45%	0.61%
		(0.64%)	(0.49%)	(0.66%)
	Based on household loans (after seasonal adjustment)	0.29%	0.28%	0.31%
		(0.37%)	(0.31%)	(0.33%)

*	Based on K-IFRS separate financial statements

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won)
Classification	1Q 2018	2017	2016
ASSETS
Cash and cash equivalents	5,738,002	6,908,286	7,591,324
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1109	7,578,339	—	—
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1039	—	5,843,077	5,650,724
Financial assets at FVTOCI (other comprehensive income)	13,254,613	—	—
Available-for-sale financial assets	—	15,352,950	20,817,583
Securities at amortized cost	16,831,342		—
Held-to-maturity financial assets	—	16,749,296	13,910,251
Loans and other financial assets at amortized cost	278,109,106	—	—
Loans and receivables	—	267,106,204	258,392,633
Investments in joint ventures and associates	414,486	417,051	439,012
Investment properties	382,402	371,301	358,497
Premises and equipment	2,455,678	2,477,545	2,458,025
Intangible assets and goodwill	538,956	518,599	483,739
Assets held for sale	54,576	48,624	2,342
Current tax assets	5,347	4,722	6,229
Deferred tax assets	156,873	280,130	232,007
Derivative assets	39,272	59,272	140,577
Net defined benefit assets	—	—	70,938
Other assets	236,911	158,404	128,846
Total assets	325,795,903	316,295,461	310,682,727
LIABILITIES
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1109	3,024,971	—	—
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1039	—	3,427,909	3,803,358
Deposits due to customers	237,497,139	234,695,084	221,020,411
Borrowings	13,935,114	14,784,706	18,769,515
Debentures	27,091,625	27,869,651	23,565,449
Provisions	452,713	410,470	428,477
Net defined benefit liability	152,098	43,264	64,666
Current tax liabilities	201,329	232,600	171,192
Deferred tax liabilities	23,392	22,681	22,023
Derivative liabilities	87,336	67,754	7,221
Other financial liabilities	22,451,144	13,892,461	21,985,086
Other liabilities	339,057	283,981	299,376
Total liabilities	305,255,918	295,730,561	290,136,774
EQUITY
Owners’ equity:	20,340,112	20,365,892	20,386,160
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,017,888	3,574,896
Capital surplus	285,883	285,880	286,331
Other equity	(2,147,261)	(1,939,274)	(1,468,025)
Retained earnings	15,802,210	15,620,006	14,611,566
Non-controlling interests	199,873	199,008	159,793
Total equity	20,539,985	20,564,900	20,545,953
Total liabilities and equity	325,795,903	316,295,461	310,682,727
Number of Consolidated Subsidiaries	54	53	74

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: millions of Won, except per share amounts)
Classification	1Q 2018	1Q 2017	2017	2016
Operating income	821,297	879,744	2,156,742	1,574,206
Net interest income	1,367,151	1,262,744	5,220,650	5,019,544
Net fees and commissions income	305,308	274,952	1,070,466	937,131
Dividend income	35,553	39,828	124,992	184,510
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1109	49,330	—	—	—
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1039	—	(158,475)	(104,827)	114,387
Net gain or loss on financial assets at FVTOCI	812	—	—	—
Net gain or loss on available for sale financial assets	—	15,785	192,708	(1,035)
Net gain or loss arising on financial assets at amortized cost	21,525	—	—	—
Impairment losses due to credit loss	(122,235)	(79,277)	(785,133)	(834,076)
General and administrative expenses	(739,684)	(754,270)	(3,530,801)	(3,478,476)
Other net operating income (expenses)	(96,463)	278,457	(31,313)	(367,779)
Non-operating income	(15,262)	(51,114)	(207,236)	(20,817)
Net income before income tax expense from continuing operations	806,035	828,630	1,949,506	1,553,389
Income tax expense from continuing operations	211,515	185,899	419,418	275,856
Net income from continuing operations	594,520	642,731	1,530,088	1,277,533
Net income from discontinued operations	—	—	—	—
Net income	594,520	642,731	1,530,088	1,277,533
Net income attributable to owners	589,736	637,473	1,512,148	1,261,266
Profit from continuing operations	589,736	637,473	1,512,148	1,261,266
Profit from discontinued operations	—	—	—	—
Net income attributable to the non-controlling interests	4,784	5,258	17,940	16,267
Profit from continuing operations	4,784	5,258	17,940	16,267
Profit from discontinued operations	—	—	—	—
Other comprehensive income (loss), net of tax	(28,475)	(113,152)	(276,796)	77,894
Items that will not be reclassified to profit or loss	(24,121)	(29,563)	10,497	34,162
Items that may be reclassified to profit or loss	(4,354)	(83,589)	(287,293)	43,732
Total comprehensive income	566,045	529,579	1,253,292	1,355,427
Comprehensive income attributable to the owners	563,794	531,613	1,249,057	1,332,614
Comprehensive income attributable to non-controlling interests	2,251	(2,034)	4,235	22,813
Net Income Per Share
Continuing and discontinued operations
Basic earnings per common share	820	874	1,999	1,567
Diluted earnings per common share	820	874	1,999	1,567
Continuing operations
Basic earnings per common share	820	874	1,999	1,567
Diluted earnings per common share	820	874	1,999	1,567

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: millions of Won)
Classification	1Q 2018	2017	2016
ASSETS
Cash and cash equivalents	5,031,336	5,328,960	6,104,029
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1109	5,414,045	—	—
Financial assets at FVTPL (fair value through profit or loss) K-IFRS1039	—	4,133,724	4,076,872
Financial assets at FVTOCI (other comprehensive income)	12,489,410	—	—
Available for sale financial assets	—	14,186,704	18,105,862
Securities at amortized cost	16,716,803	—	—
Held-to-maturity financial assets	—	16,638,727	13,792,266
Loans and other financial assets at amortized cost	257,926,927	—	—
Loans and receivables	—	248,810,624	241,508,048
Investments in subsidiaries and associates	4,149,505	4,148,795	3,779,169
Investment properties	360,824	350,235	348,393
Premises and equipment	2,355,826	2,374,590	2,342,280
Intangible assets	330,078	303,325	242,230
Assets held for sale	51,909	46,183	2,342
Deferred tax assets	115,998	238,543	162,211
Derivative assets	39,272	59,272	140,577
Net defined benefit assets	—	—	70,938
Other assets	200,748	117,889	96,926
Total assets	305,182,681	296,737,571	290,772,143
LIABILITIES
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1109	3,017,731	—	—
Financial liabilities at FVTPL (fair value through profit or loss) K-IFRS1039	—	3,416,978	3,793,479
Deposits due to customers	226,809,907	224,384,156	211,382,380
Borrowings	12,642,978	13,662,984	16,060,821
Debentures	20,919,157	21,707,466	18,166,057
Provisions	392,147	368,027	380,473
Net defined benefit liability	119,029	14,284	—
Current tax liabilities	191,435	212,376	148,672
Deferred tax liabilities	—	—	—
Derivative liabilities	28,256	12,103	7,221
Other financial liabilities	21,091,235	13,029,421	20,827,284
Other liabilities	174,620	135,686	153,238
Total liabilities	285,386,495	276,943,481	270,919,625
EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,017,888	3,574,896
Capital surplus	269,533	269,533	269,533
Other equity	(341,014)	(135,282)	138,542
Retained earnings	13,468,387	13,260,559	12,488,155
Total equity	19,796,186	19,794,090	19,852,518
Total liabilities and equity	305,182,681	296,737,571	290,772,143

Summary Statement of Comprehensive Income

(The Bank)	(unit: millions of Won, except per share amounts)
Classification	1Q 2018	1Q 2017	2017	2016
Operating income	725,075	782,866	1,790,558	1,270,501
Net interest income	1,146,552	1,053,484	4,390,603	4,222,447
Net fees and commissions income	271,660	244,667	931,021	842,883
Dividend income	26,464	30,507	125,599	220,015
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1109	51,643
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss) K-IFRS1039		(152,023)	(96,983)	97,225
Net gain or loss on available for sale financial assets		13,217	135,003	35,525
Net gain or loss arising on financial assets at amortized cost*	9,366
Impairment losses due to credit loss	(62,199)	(34,154)	(553,204)	(640,443)
General and administrative expenses	(630,744)	(658,689)	(3,128,725)	(3,115,371)
Other net non-operating income (expenses)	(87,667)	285,857	(12,756)	(391,780)
Non-operating income	11,647	(4,477)	(170,336)	40,144
Net income before income tax expense	736,722	778,389	1,620,222	1,310,645
Income tax expense	190,735	176,486	344,110	245,043
Net income from continuing operations	545,987	601,903	1,276,112	1,065,602
Net income from discontinued operations	—	—	—	—
Net income	545,987	601,903	1,276,112	1,065,602
Other comprehensive income (loss), net of tax	(22,391)	(24,571)	(65,666)	32,526
Items that will not be reclassified to profit or loss	(24,667)	(25,512)	16,566	33,191
Items that may be reclassified to profit or loss	2,276	941	(82,232)	(665)
Total comprehensive income	523,596	577,332	1,210,446	1,098,128
Net Income Per Share
Basic and diluted net income per share	755	821	1,648	1,277

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	1Q 2018	2017	2016
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
1Q 2018	Deloitte Anjin LLC	Closing audit		—
		Interim audit (including internal accounting management system)	KRW	—
		3Q review	1,727 million	—
		1H review		—
		1Q review		4,010 hours
2017	Deloitte Anjin LLC	Closing audit		15,883 hours
		Interim audit (including internal accounting management system)		5,827 hours
		3Q review	KRW	4,880 hours
		1H review	1,786 million	4,061 hours
		1Q review		4,020 hours
2016	Deloitte Anjin LLC	Closing audit		7,515 hours
		Interim audit (including internal accounting management system)		4,210 hours
		3Q review	KRW	4,991 hours
		1H review	1,561 million	3,526 hours
		1Q review		3,920 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
1Q 2018	Apr. 16, 2018	Tax adjustment	Each quarter and end of term	KRW 130 million
	Apr. 16, 2018	PCAOB and SOX Auditing	May 1, 2018 ~ Apr. 30, 2019	KRW 1,463 million
	May. 11, 2018	Issuance of GMTN-related comfort letter	May 2018	USD 100,000
2017	Mar. 15, 2017	Tax adjustment	Each quarter and end of term	KRW 120 million
	Mar. 15, 2017	PCAOB and SOX Auditing	May 1, 2017 ~ April 30, 2018	KRW 1,288 million
2016	Mar. 28, 2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	Mar. 28, 2016	PCAOB and SOX Auditing	May 1, 2016 ~ Apr. 30, 2017	KRW 1,127 million
	Mar. 23, 2016	Issuance of GMTN-related comfort letter	May 2016	USD 100,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Audit Committee

(b)	Board of Directors Management Committee

(c)	Risk Management Committee

(d)	Compensation Committee

(e)	Committee for Recommending Officer Candidates

As of March 31, 2018

Name of Committee	Composition	Names of Members
Audit Committee	Two outside directors, One standing auditor	Sang-Hoon Shin (outside director) Dong-Woo Chang (outside director) Jung-Sik Oh (standing director)

Board of directors management committee	One standing director, Five outside directors One non-standing director

Tae-Seung Sohn (standing director)

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Chang-Sik Bae (non-standing director)**

Risk management committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Chang-Sik Bae (non-standing director)**

Compensation committee	Five outside directors One non-standing director

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Chang-Sik Bae (non-standing director)**

Committee for recommending officer candidates	One standing director, Five outside directors	Tae-Seung Sohn (standing director) Sung-Tae Ro (outside director) Sang-Hoon Shin (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Dong-Woo Chang (outside director)

*	The chairman of the board of directors and the chairmen and members of the committees were appointed at the 17th extraordinary board of directors’ meeting held on December 22, 2017.
**	Non-standing director : Kwang-Woo Choi’s tenure expired and Chang-Sik Bae was newly appointed at the Annual General Meeting of shareholders held on March 23, 2018.
1)	Jan. 1, 2018 ~ Mar.22, 2018 : Kwang-Woo Choi was a member of Board of directors management committee, Risk management committee and Compensation committee
2)	Mar. 22, 2018 ~ Mar.31, 2018 : Chang-Sik Bae is a member of Board of directors management committee, Risk management committee and Compensation committee

2.	Affiliated Companies (as of March 31, 2018)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2018					(units: shares, %)
Name			Shares Held				Notes
	Relation	Type	Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation(KDIC)	Largest Shareholder	Common	124,604,797	18.43	124,604,797	18.43	Note 1)
Total		Common	124,604,797	18.43	124,604,797	18.43
		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of March 31, 2018				(units: shares, %)
Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares
December 1, 2016	Korea Deposit Insurance Corporation	239,097,161	35.37	Sale of stake (Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments, Korea Investment & Securities)
December 8, 2016	Korea Deposit Insurance Corporation	185,017,161	27.37	Sale of stake (Kiwoom Securities, Hanwha Life Insurance)
December 14, 2016	Korea Deposit Insurance Corporation	157,977,161	23.37	Sale of stake ( IMM PE)
January 31, 2017	Korea Deposit Insurance Corporation	144,457,161	21.37	Sale of stake (IMM PE)
May 11, 2017	Korea Deposit Insurance Corporation	143,857,161	21.28	Exercise of Shinhan Investment Corp.’s call option (0.09%)
June 16, 2017	Korea Deposit Insurance Corporation	132,897,007	19.66	Exercise of call option of Employee Stock Ownership Association of Woori Bank (1.62%)
June 22, 2017	Korea Deposit Insurance Corporation	131,697,007	19.48	Exercise of NH Investment & Securities’ call option (0.18%)
June 27, 2017	Korea Deposit Insurance Corporation	130,697,007	19.33	Exercise of NH Investment & Securities’ call option (0.15%)
June 28, 2017	Korea Deposit Insurance Corporation	128,185,796	18.96	Exercise of NH Investment & Securities’ call option ( 0.37%)
July 3, 2017	Korea Deposit Insurance Corporation	126,935,796	18.78	Exercise of Hyosung Capital’s call option (0.18%)
September 28, 2017	Korea Deposit Insurance Corporation	125,205,147	18.52	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.26%)
December 7, 2017	Korea Deposit Insurance Corporation	124,604,797	18.43	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.09%)
*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

c.	Share Ownership of More Than 5%

As of March 31, 2018				(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	18.43%	—
	National Pension Service	62,809,267	9.29%	Note1)
	Nobis1, Inc. (IMM PE)	40,560,000	6.00%
Employee Stock Ownership Association		34,622,207	5.12%	—

Note1) Number of shares of the National Pension Service is as of Dec.31, 2017

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

						(units: Won, shares)
Period		October 2017	November 2017	December 2017	January 2018	February 2018	March 2018
Common Stock	High	18,100	16,700	16,300	17,200	17,050	16,400
	Low	16,400	15,500	15,400	15,650	15,200	14,250
	Average	17,406	16,016	15,955	16,632	16,403	15,405
Monthly Trade Volume	High	2,935,518	2,855,053	3,272,458	2,697,968	8,494,057	3,186,017
	Low	838,703	727,854	788,707	653,628	780,723	967,071
	Monthly Total	25,597,320	36,186,699	24,046,612	28,679,898	33,505,646	37,831,871

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, ADRs)
Period		October 2017	November 2017	December 2017	January 2018	February 2018	March 2018
ADR	High	47.76	45.32	45.72	49.04	48.24	45.97
	Low	43.90	41.20	42.88	44.73	42.63	40.83
	Average	46.32	43.34	44.58	47.03	45.81	43.72
Won Conversion	High	54,718	49,054	49,405	52,531	52,026	49,151
	Low	49,387	46,172	46,884	47,655	46,372	43,777
	Average	52,416	47,896	48,399	50,169	49,450	46,865
Monthly Trade Volume	High	56,800	52,300	83,400	33,600	30,100	44,100
	Low	4,500	1,300	5,100	6,100	4,000	4,800
	Monthly Total	309,500	276,600	445,100	306,500	278,200	316,100

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of the submission date May 15, 2018					(units: shares)
Position		Name	Common Stock Owned	Term Commencement Date	Expiration of Term
President and CEO	Registered	Tae-Seung Sohn	15,296	December 22, 2017 ~	December 21, 2020
Standing Member of Audit Committee	Registered	Jung-Sik Oh	5,000	March 24, 2017 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Sang-Hoon Shin	15,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Sang-Yong Park	1,000	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Zhiping Tian	—	December 30, 2016 ~	December 30, 2018
Outside Director	Registered	Dong-Woo Chang	—	December 30, 2016 ~	December 30, 2018
Non-standing Director	Registered	Chang-Sik Bae	—	March 23, 2018 ~	Note 2)
Executive Vice President	Non-Registered	An-Ho Jang	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Woon-Haeng Cho	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Seong-Il Park	—	February 3, 2017 ~	December 3, 2019
Executive Vice President	Non-Registered	Sun-Kyu Kim	—	February 3, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Yeong-Bae Kim	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Jeong-Jin Heo	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Dong-Yeon Lee	9,000	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Hyun-Poong Hong	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Chai-Pong Cheong	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Chang-Jae Lee	—	December 22, 2017 ~	December 8, 2018
Executive Vice President	Non-Registered	Jeong-Ki Kim	—	December 22, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Tae-Joong Ha	—	February 3, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Jong-In Lee	—	February 3, 2017 ~	December 3, 2019
Managing Director	Non-Registered	Won-Duk Lee	2,000	February 3, 2017 ~	December 8, 2018
Managing Director	Non-Registered	Hong-Sik Choi	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Su-Hyeong Cho	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Hwa-Jae Park	2,000	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Myung-Hyuk Shin	1,000	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Dong-Su Choi	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Jong-Suk Jeong	5,005	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Kyong-Hoon Park	—	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Jong-Deuk Kim	2,000	December 22, 2017 ~	December 8, 2019
Managing Director	Non-Registered	Dae-Jin Lee	—	February 3, 2017 ~	December 8, 2018

Note 1) The end of the annual general meeting of shareholders to be held in March 2019

Note 2) The end of the annual general meeting of shareholders to be held in March 2020

*	Non-standing director Kwang-Woo Choi’s tenure expired and Chang-Sik Bae was newly appointed at the Annual General Meeting of shareholders held on March 23, 2018.
*	Changes (from January 1, 2018 to the submission date, May 15, 2018) are as follows:
-	President and CEO Tae-Seung Sohn acquired 15,000 shares
-	Standing member of the Audit Committee Jung -Sik Oh acquired 3,650 shares.
-	Outside director Sung-Tae Ro, Sang-Hoon Shin acquired 5,000 shares and Sang-Yong Park acquired 1,000 shares.
-	Executive Vice President Dong-Yeon Lee acquired 1,000 shares.
-	Managing Director Jong-Suk Jeong acquired 5,000 shares and Won-Duk Lee, Hwa-Jae Park, Jong-Deuk Kim acquired 2,000 shares.
*	Common stock owned by executives exclude stocks owned through the Employee Stock Ownership Association
*	Term Commencement Date: The date of inauguration for registered directors, the date of appointment for non-registered directors

2.	Employee Status

As of March 31, 2018							(units: persons, millions of Won)
	Number of Employees					Average Tenure Years	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	14,094	236	627	86	14,721	16.7	457,568	31

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.
*	When excluding amount decided in 2017 and paid in 2018, cumulative compensation is 373,974 million KRW (Average compensation per person is 25 million KRW)

3.	Directors’ Compensation

As of March 31, 2018		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	3	178	59	—
Outside Directors (excludes audit committee members)	3	47	16	—
Audit Committee Members	3	95	32	—
Total	9	320	36	—

*	Number of persons: includes the outside directors and audit committee members that resigned in 2018

(as of March 31, 2018, there are two registered directors, three outside directors and three members of the Audit Committee)

*	There is no compensation paid to the non-standing director from the KDIC, who has been excluded from number of persons
*	Total compensation: cumulative amount paid from January to March of 2018

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of March 31, 2018				(unit: millions of Won)
Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	August 29, 2016	August 28, 2018
	Loans	500,000	August 29, 2016	August 28, 2018
	Bonds	29,999	January 22, 2013, etc.	January 22, 2018, etc. *
Woori Investment Bank	Loans	25,000	March 10, 2016	March 4, 2019
	CMA	100,000	July 1, 2017	June 30, 2018
Woori Card	Loans	100,000	March 2, 2018	March 4, 2019
Woori P&S	Loans	12,000	May 25, 2016	May 25, 2026
	Loans	600	November 28, 2017	November 28, 2018

*	repaid at maturity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: May 15, 2018	By: /s/ Won Duk Lee
(Signature)

Name :Won Duk Lee
Title : Managing Director